EXHIBIT 12.2

PROLOGIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings (loss) from continuing operations	$(244,459)	$(1,589,462)	$(355,089)	$(367,062)	$841,022
Add (Deduct):
Fixed charges	531,965	518,399	471,130	556,046	514,636
Capitalized interest	(52,651)	(53,661)	(94,205)	(168,782)	(123,880)
Loss (earnings) from unconsolidated investees, net	(59,935)	(23,678)	(28,059)	55,774	(99,026)
Distributed income from equity investees	72,976	27,404	63,885	50,042	98,134
Income taxes	1,776	(30,499)	5,975	68,011	66,855

Earnings (loss), as adjusted	$249,672	$(1,151,497)	$63,637	$194,029	$1,297,741

Combined fixed charges and preferred share dividends:
Interest expense	$468,738	$461,166	$372,768	$383,781	$387,910
Capitalized interest	52,651	53,661	94,205	168,782	123,880
Portion of rents representative of the interest factor	10,576	3,572	4,157	3,483	2,846

Total fixed charges	531,965	518,399	471,130	556,046	514,636
Preferred share dividends	34,696	25,424	25,423	25,423	25,423

Combined fixed charges and preferred share dividends	$566,661	$543,823	$496,553	$581,469	$540,059

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred share dividends	(a)	(a)	(a)	(a)	2.4

(a)	The loss from continuing operations for 2011, 2010, 2009 and 2008 includes impairment charges of $147.7 million, $1.1 billion, $495.2 million, and $595.3 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings (loss), as adjusted, by $317.0 million, $1.7 billion, $432.9 million and $387.4 million for the years ended December 31, 2011, 2010, 2009 and 2008, respectively.